Contact:
Jonathan Burgin
CFO
(972) 3-645-5004
jonathanb@radcom.com

FOR IMMEDIATE RELEASE

RADCOM CALLS 2010 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TEL AVIV, Israel − September 21, 2010− RADCOM Ltd. (NASDAQ: RDCM) (the “Company”), a leading network service assurance provider, announced today that it has scheduled its 2010 annual general meeting of shareholders to take place on Wednesday, November 1, 2010 at 4:00 p.m. (Israel time), at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv, Israel.  The record date for the meeting is September 27, 2010.

Proxy statements describing the proposals on the agenda and proxy cards for use by shareholders that cannot attend the meeting in person will be sent by mail, on or about September 29, 2010, to the Company’s shareholders of record and to shareholders that hold shares registered with the American Stock Transfer & Trust Company.  The Company will also furnish the proxy statement to the Securities and Exchange Commission on Form 6-K.

The agenda of the meeting is as follows:

(1)	To re-elect the following members of of the Company’s Board of Directors: Zohar Zisapel, Shlomo Kalish and Matty Karp;

(2)	To re-elect Mr. Uri Har and Ms. Irit Hillel, as the Company’s external directors for second three-year terms;

(3)	To approve the compensation to be paid to the Company’s directors, other than the Company’s current Chairman of the Board of Directors;

(4)	To approve the equity-based compensation to be paid to the Company’s current Chairman of the Board of Directors;

(5)
To re-appoint Kost Forer Gabbay & Kasierer, A Member of Ernst and Young Global as the Company’s independent auditors until the next annual general meeting of shareholders and to authorize the Audit Committee of the Company’s Board of Directors to fix their remuneration;

(6)	To approve an amendment to the Company’s Articles of Association;

(7)	To discuss the auditors’ report and the consolidated financial statements of the Company for the year ended December 31, 2009; and

(8)	To transact such other business as may properly come before the meeting or any adjournment thereof.

Quorum

Two or more shareholders of the Company holding shares conferring in the aggregate at least one-third (1/3) of the voting power of the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the meeting.

Voting Requirements

Items 1, 3 (excluding the compensation of external directors), 5 and 6 require the approval of a simple majority of the shares voted on the matter.  Items 2 and 3 (with respect to the compensation of external directors) require the approval of a majority of the shares voted on the matter including at least one-third of the shares of any non-controlling shareholders voted on the matter (unless the total number of shares of non-controlling shareholders voted against the matter does not exceed one percent of the Company’s outstanding shares).  Item 4 requires the approval of a majority of the shares voted on the matter.  In addition, since Mr. Zisapel may be deemed a "controlling shareholder" (as such term is defined in the Israeli Companies Law, 5759-1999) of our company, this matter also requires that either (i) at least one-third of the shares voted on the matter by shareholders who do not have a personal interest in the matter are voted in favor or (ii) the total number of shares voted against the matter by shareholders who do not have a personal interest in the matter does not exceed one percent of the Company’s outstanding shares.  Item 7 will not involve a vote of the shareholders.

About RADCOM

RADCOM provides innovative service assurance solutions for communications service providers and equipment vendors. RADCOM specializes in solutions for next-generation networks, both wireless and wireline. RADCOM’s comprehensive, carrier strength solutions are used to prevent service provider revenue leakage and enable management of customer care. RADCOM’s products facilitate fault management, network service performance analysis, troubleshooting and pre-mediation with an OSS/BSS. RADCOM's shares are listed on the NASDAQ Capital Market under the symbol RDCM. For more information, please visit www.RADCOM.com.